130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 23, 2011	No. 11-19

Avalon Appoints Vice-President, Sustainability

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce that the Company has hired Mr. Mark Wiseman to fill the position of Vice President, Sustainability. In this position, Mr. Wiseman will be responsible for ensuring that Avalon delivers on all of its Corporate Social Responsibility obligations. Most importantly, Mr. Wiseman will champion the Company’s health and safety programs to achieve the goal of zero harm in the workplace.

Mr. Wiseman is a graduate of the University of Guelph with a B.Sc. in Zoology and later obtained his MBA at Laurentian University in Sudbury. Mark has over 30 years of experience in the mining industry specifically in the area of community, environment, health and safety (“CEHS”). Most recently, he served as Director of Health, Safety, Environment and Permitting for Xstrata Nickel on the Koniambo project in New Caledonia. Previously, he held several similar positions with Falconbridge Limited, in Canada and internationally, including three years at the Collahuasi Project in Chile, where he participated in achieving an outstanding safety record, reaching over two million hours without Lost Time Injuries.

Commenting on today's announcement, Don Bubar, President of Avalon, said, "The addition of Mark to our management team is a testament to Avalon’s commitment to bringing the Nechalacho project into production in the most environmentally responsible and safest way possible. Mark is a firm believer that zero harm is an achievable goal on any mining project. He actively promotes the principles of sustainability, and knows they can be successfully achieved in a mining environment. We look forward to having Mark build on the solid CEHS foundation established to date in the Company under the leadership of Vice-President, Exploration, Bill Mercer.”

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 102,886,986. Cash Resources: $64 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.